

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Kevin M. Finkel
President
Resource Real Estate Investors 7, L.P.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource Real Estate Investors 7, L.P.**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 4, 2010**
> **File No. 000-53962**

Dear Mr. Finkel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 7

1.   We note your response to comment 1 in our letter dated September 22, 2010 and that you have calculated average effective rent as to exclude any adjustment for concessions. Please tell us why you believe it is appropriate to exclude tenant concessions and why you believe the current presentation is an accurate calculation of your effective rental revenues. Also, please tell us the amount of your rent per square foot for the year ended December 31, 2009 as adjusted by concessions. In the alternative, please revise your table to account for tenant concessions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: J. Baur Whittlesey
       Ledgewood
       Via *facsimile*: (215) 735-2513